AGENIX

AGENIX LIMITED
11 Durbell Street
Acacia Ridge QLD 4110
Australia
www.agenix.com

ASX MEDIA RELEASE

14 May, 2008

Agenix announces the entry of the Company's Adefovir Dipivoxil into the Philippines market through exclusive distribution agreement with Xeno pharmaceuticals Philippines Inc

The company is pleased to announce that an agreement has been entered between Agenix Biopharmaceutical (Shanghai), a wholly-own subsidiary of Agenix, and Xeno Pharmaceuticals Philippines, to appoint Xenopharm as Agenix's distributor in the Philippines.

This even marks another milestone in the plan to export our patented Adefovir Dipivoxil to countries where the Hepatitis B disease is rampant. Mr Lito Tadena, the CEO and founder of Xenopharms said "Our team has rich expertise and experience in the anti-HBV therapeutic area and we are pleased to add to our portfolio the first novel generic for the treatment of chronic B hepatitis. In the Philippines, it is estimated that 10 percent of the 90.5m population have chronic hepatitis B infection. Many Filipino children remain unvaccinated and many adults may be chronic carriers. Although most hepatitis B carriers have no symptoms, they can still transmit the infection and develop liver cancer. Liver cancer caused by chronic hepatitis B infection in many cases is the second most common cancer in Filipino men. With the increasing affluence, the increase in government expenditure in healthcare sector and the increasing awareness of Hepatitis B as a serious health issue, the size of the market is expected to grow rapidly. The current market of oral anti-HBV treatment is US$5 mill and we expect to capture up to 30% of the market share once the product is launched".

"The company continues to seek similar opportunities around the world and is actively working in several jurisdictions, and will keep the market updated. " said Dr Stephen Phua, the CEO of Agenix Ltd "Lito and his team are were appointed due to their knowledge and experience in this disease area and we have an aggressive plan to make the product accessible to many of the sufferers of this public scourge in the Philippines who cannot afford the treatment".

END

SOURCE: Agenix Ltd, Brisbane, Australia
CONTACT: Dr Stephen Phua - Chief Executive Officer
Ph: +65 68465152 or email sphua@agenix.com

Agenix Limited [ASX: **AGX**, OTC (NASDAQ): **AGXLY**] is a biopharmaceutical company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products. Agenix Biopharmaceutical (Shanghai) owns the businesses of two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and received China State Food and Drug Administration new drug approval on 30 September 2007. Sales of You He Ding in China are estimated to grow to in excess of RMB320 million per annum. The company has a deep pipeline of potential anti-viral drugs in development. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 50 million tablets per annum (based on a 5-day working week at 8 hours per day).

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView ,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Agen reported successful results of a Phase II deep vein thrombosis trial in February 2007. A Phase II pulmonary embolism clinical trial of 50 evaluable patients commenced in the United States and Canada in September 2007. Patient recruitment is scheduled for completion in the second quarter of the 2008 calendar year. ThromboView has now been administered to over 160 patients with no serious adverse events attributable to it. Agen estimates that successful commercialization of ThromboView are likely to result in peak end user sales of in excess of US$50 million per annum. ThromboView is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView is a registered trademark of Agen Biomedical Ltd.

Xeno pharmaceuticals Philippines Inc

We are a pharmaceutical company with a heart for the patient; a trusted partner of the medical profession in providing world class healthcare through products and services that offer best value for money.

- Xeno Pharmaceuticals Phils, Inc. is a company with a strong capability to launch and build its own brands. It also has the ability to engage in a wide range of strategic partnerships with major pharmaceutical companies.

- Xeno is composed of highly-trained, experienced, and committed professionals who have long been in the pharmaceutical industry

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**AGENIX LIMTED**
ABN	**58 009 213 754**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Stephen Phua
Date of last notice	12 May 2008

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	16 May 2008
No. of securities held prior to change	421,654
Class	Ordinary fully paid shares
Number acquired	2,846
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$244.76
No. of securities held after change	424,500
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END

+ See chapter 19 for defined terms.